Motorola Solutions, Inc.

500 W. Monroe Street, 44th Floor

Chicago, IL 60661

September 6, 2018

VIA EDGAR AND FED EX

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Robert S. Littlepage, Accountant Branch Chief

Re:	Motorola Solutions, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed: February 16, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed: August 3, 2018

File Number: 001-07221

Dear Mr. Littlepage:

Set forth below is the response of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Mr. Gregory Brown, Chairman and Chief Executive Officer of the Company dated August 24, 2018, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed February 16, 2018 and the Company’s Form 10-Q for the quarterly period ended June 30, 2018 (the “Form 10-Q”) filed August 3, 2018. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Financial Statements

2. Revenue from Contract with Customers, page 10

1.

For your devices, systems and systems integration solutions, please tell us the extent to which your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If applicable, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

Response

Devices and system hardware sales include standard warranties that provide assurance to our customers that the hardware products and embedded software operate consistent with stated specifications and are free from defects. These standard warranties do not grant the customer the right to updates to the embedded software, nor do customers have the option to purchase standard warranties separately from the hardware products. Accordingly, we account for standard warranties by accruing for expected warranty claims at the time of device and system hardware sales in accordance with ASC 460-10 and as prescribed by ASC 606-10-55-32.

Customers may contract for services at the time of purchase of devices or systems and system integrations solutions or at a later date. As we disclose in Footnote 2 on page 12 of the 10-Q for the second quarter of 2018, “Services includes a continuum of service offerings beginning with repair, technical support and maintenance. More advanced offerings include: monitoring, software updates and cybersecurity services. [...] Services are both distinct and capable of being distinct in the context of the contract, representing a series of recurring services that the Company stands ready to perform over the contract term.” Customers that contract for services that grant the right to updates to future releases of software in hardware products obtain those rights on either an as available or specified basis.

Services that grant customers the right to unspecified software updates on an as available basis, represent a single performance obligation recognized overtime on a straight-line basis as the series of services are transferred. If the services are sold bundled with devices or system and system integration solutions, the contract transaction price is allocated to the services performance obligation on a relative standalone selling price basis as prescribed by ASC 606-10-32-29. We estimate standalone selling price for the Company’s unspecified software updates based on an analysis of observable sale transactions.

Separately, a customer’s right to a specified software update represents a distinct performance obligation that is recognized at the point in time control is transferred or over time using an input measure of costs incurred based on the level of customization and integration required on the underlying software update. Similar to the allocation for services, revenue is allocated to the specified update performance obligation on a relative standalone selling price basis using an estimated selling price based on an analysis of observable sale transactions.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-4047.

Sincerely,

/s/ John K. Wozniak
John K. Wozniak
Corporate Vice President
Chief Accounting Officer
Motorola Solutions, Inc.